AMERICAN BONANZA GOLD CORP.

Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2012

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Corporation have been prepared by management and approved by the Audit Committee and the Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In Canadian Dollars)
(Unaudited – Prepared by Management)	June 30,	December 31,
	2012	2011
	$	$

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,882,798	1,822,511
Trade and other receivable (note 4)	1,180,619	155,780
Prepaid expenses	398,385	632,895
Inventory (note 5)	241,094	973,216
Investments (note 6)	123,054	-
	3,825,950	3,584,402

NON-CURRENT ASSETS:
Mineral properties, plant and equipment (note 7)	65,094,039	58,413,514
Reclamation bond	1,699,753	1,697,938
	66,793,792	60,111,452

TOTAL ASSETS	70,619,742	63,695,854

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	2,909,001	4,849,905
Derivative liabilities (note 8)	4,590,912	-
	7,499,913	4,849,905

NON-CURRENT LIABILITIES:
Derivative liability (note 8)	4,559,075	-
Reclamation and site restoration	1,577,095	1,541,625
	6,136,170	1,541,625
	13,636,083	6,391,530

SHAREHOLDERS’ EQUITY
Share capital	86,284,006	85,411,531
Other equity reserve	9,590,770	9,750,370
Accumulated other comprehensive income (loss)	25,859	13,373
Deficit	(38,916,976)	(37,870,950)
	56,983,659	57,304,324

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	70,619,742	63,695,854

NATURE OF OPERATIONS AND GOING CONCERN(note 1)
SUBSEQUENT EVENTS (note 13)

APPROVED ON AUGUST 10, 2012 ON BEHALF OF THE BOARD:

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In Canadian Dollars)	Three Months		Six Months
(Unaudited – Prepared by Management)	Ended June 30,		Ended June 30,
	2012	2011	2012	2011
	$	$	$	$

EXPENSES (INCOME):
Management fees, consulting and salaries	223,594	297,899	384,238	461,612
Investor relations	121,855	128,498	200,243	232,493
Loss on investments (note 6)	103,855	-	131,307	-
Exploration	68,700	54,716	165,203	125,456
Legal and accounting	44,874	41,893	49,191	45,893
Office and administration	36,630	10,281	64,545	26,035
Business development	36,467	33,186	72,269	81,241
Insurance	12,686	10,638	28,979	19,655
Interest and accretion of asset retirement obligation	6,138	-	12,460	-
Foreign exchange loss	745	40,800	7,993	240,620
Amortization	627	1,523	1,339	3,104
Gain on derivative liability (note 8)	(154,596)	-	(340,398)	-
Financing costs (note 8)	26,078	-	704,890	-
Gain on mineral property disposal (note 6)	-	(53,224)	(439,883)	(53,224)
Interest expense (income)	-	(24,001)	3,650	(38,642)
Stock-based compensation (note 9)	-	17,787	-	1,528,679

LOSS FOR THE PERIOD	527,653	559,996	1,046,026	2,672,922

OTHER COMPREHENSIVE LOSS (INCOME):
Unrealized loss on available-for-sale marketable securities, net of tax	72,030	2,430,000	143,280	1,710,000
Currency translation adjustments	(1,257,991)	574,089	(155,766)	2,480,135

TOTAL COMPREHENSIVE LOSS (INCOME)	(1,185,961)	3,004,089	(12,486)	4,190,135

COMPREHENSIVE LOSS FOR THE PERIOD	(658,308)	3,564,085	1,033,540	6,863,057

LOSS PER COMMON SHARE
Basic and diluted	0.00	0.00	0.01	0.02

WEIGHTED AVERAGE NUMBER OF SHARES	184,116,322	180,217,486	183,406,652	174,407,877

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In Canadian Dollars)	Three Months		Six Months
(Unaudited – Prepared by Management)	Ended June 30,		Ended June 30,
	2012	2011	2012	2011
	$	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	(527,653)	(559,996)	(1,046,026)	(2,672,922)
Items not affecting cash:
Non-cash portion of loss on sale of properties (note 6)	-	-	(439,883)	-
Gain on derivative liability (note 8)	(154,596)	-	(340,398)	-
Non-cash financing costs (note 8)	-	-	344,080	-
Loss on investments (note 6)	103,855	-	131,307	-
Unrealized foreign exchange loss	745	-	7,993	-
Accretion of reclamation and site restoration	6,138	-	12,460	-
Amortization	627	1,523	1,339	3,104
Interest expense	-	-	3,650	-
Stock-based compensation	-	17,787	-	1,528,679
	(570,884)	(540,686)	(1,325,478)	(1,141,139)
Changes in non-cash operating accounts:
Accounts payable and accrued liabilities	(431,272)	(112,629)	(1,403,585)	38,077
Amounts receivable	(170,264)	(24,932)	(1,009,395)	(38,173)
Reclamation and site restoration	46,380	-	21,247	-
Prepaid expenses	66,443	(8,802)	231,820	181,941
Inventory	690,962	-	727,092	-
Interest received	-	-	(3,650)	-
	(368,635)	(687,049)	(2,761,949)	(959,294)
INVESTING ACTIVITIES
Sale of marketable securities (note 6)	42,242	-	42,242	-
Expenditures on mineral properties, plant and equipment	(4,816,972)	(5,715,983)	(10,605,101)	(7,714,122)
Proceeds on commissioning sales	2,273,322	-	3,640,704	-
Expenditures on Copperstone royalty	(81,330)	-	(81,330)	-
Reclamation bond	-	10,577	-	(1,571,858)
	(2,582,738)	(5,705,406)	(7,003,485)	(9,285,980)

FINANCING ACTIVITIES
Promissory note (note 8)	4,621,627	-	10,616,827	-
Repayment of promissory note (note 8)	(1,470,522)	-	(1,470,522)	-
Issue of common shares, net of issue costs (note 9)	77,625	(52,104)	712,875	16,043,593
	3,228,730	(52,104)	9,859,180	16,043,593
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(17,446)	-	(33,459)	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	259,911	(6,444,559)	60,287	5,798,319
CASH AND CASH EQUIVALENTS, beginning of period	1,622,887	15,347,528	1,822,511	3,104,650

CASH AND CASH EQUIVALENTS, end of the period	1,882,798	8,902,969	1,882,798	8,902,969

SUPPLEMENTARY INFORMATION:

Non-cash investing and financing activities:
Purchase of mineral properties, plant and equipment included in accounts payable and accrued liabilities	274,739	-	514,378	-
Reclamation and site restoration obligation included in mineral properties, plant and equipment	45,915	-	39,599	-
Depreciation capitalized in mineral properties, plant and equipment	175,913	-	337,753	-

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the six months ended June 30, 2012 and June 30, 2011

				Accumulated
			Other	Other
	Share Capital		Equity	Comprehensive
	Shares	Amount	Reserve	Income (Loss)	Deficit	Total
		$	$	$	$	$
Balance, January 1, 2011	130,199,272	62,449,075	6,319,728	(479,513)	(32,478,517)	35,810,773
Public offer, net of share issue costs	50,000,000	15,724,273	-	-	-	15,724,273
Exercise of warrants	21,500	4,945	-	-	-	4,945
Stock-based compensation	-	-	1,786,679	-	-	1,786,679
Agent warrants valuation	-	-	314,375	-	-	314,375
Other comprehensive income	-	-	-	(4,190,135)	-	(4,190,135)
Loss for the period	-	-	-	-	(2,672,922)	(2,672,922)
Balance, June 30, 2011	180,220,772	78,178,293	8,420,782	(4,669,648)	(35,151,439)	46,777,988

Balance, January 1, 2012	198,549,355	85,411,531	9,750,370	13,373	(37,870,950)	57,304,324
Exercise of warrants (note 9)	1,982,500	712,875	-	-	-	712,875
Reclass warrants exercised	-	159,600	(159,600)	-	-	-
Other comprehensive income	-	-	-	12,486	-	12,486
Loss for the period	-	-	-	-	(1,046,026)	(1,046,026)
Balance, June 30, 2012	200,531,855	86,284,006	9,590,770	25,859	(38,916,976)	56,983,659

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2012 and December 31, 2011

1.	NATURE OF OPERATIONS AND GOING CONCERN

American Bonanza Gold Corp. (the “Corporation”) was incorporated in British Columbia on December 10, 2004. The Corporation is domiciled in Vancouver, Canada. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States and Canada. The Corporation, with the exception of Copperstone property (note 7) has not yet determined whether its other exploration mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties, obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

These financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going-concern which assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

These financial statements have been prepared by management on a going-concern basis, which assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. As at June 30, 2012, the Corporation had cash and cash equivalents of $1,882,798 and a working capital deficiency of $3,673,963.

The ability of the Corporation to continue as a going concern is dependent on its ability to attain sustained profitable operations. With the Corporation currently transitioning from commissioning stage to commercial production, it may require additional financing to carry out its near-term operating plans and achieve the required profitability. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Corporation’s ability to continue as a going concern. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of the two gold prepayment facilities in 2012. The Corporation also has evidence of its ability to produce saleable gold concentrates with commissioning sales of $3,640,704 during the six months ended June 30, 2012. However, the levels of sales revenues must reach levels that exceed operating costs over a sustained period in order to demonstrate profitability. These required sales levels have not yet been achieved, although progress is being made towards this objective. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption become inappropriate.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the Corporation’s December 31, 2011 consolidated financial statements.

The condensed consolidated interim financial statements are presented in Canadian dollars (“CAD”).

3.	RECENT ACCOUNTING PRONOUNCEMENTS

The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after December 1, 2013, with early adoption permitted. These standards include the following:

•	IAS 1 – Presentation of Financial Statements
•	IFRS 10 – Consolidated Financial Statements
•	IFRS 12 – Disclosure of Interests in Other Entities
•	IFRS 13 – Fair Value Measurement

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2012 and December 31, 2011

3.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

•	IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine
•	IFRS 9 – Financial instruments

In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012.

These new and revised accounting standards have not yet been adopted by American Bonanza, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

4.	TRADE AND OTHER RECEIVABLE

	June 30,	December 31,
	2012	2011
	$	$
Trade accounts receivable – concentrate sales	1,037,907	-
Goods and services and harmonized sales tax	6,015	27,167
Quebec sales tax	616	489
Mining duties and refundable tax credits receivable	100,625	100,625
Related party receivable (note 10)	35,456	17,763
Amounts receivable – other	-	9,736
	1,180,619	155,780

5.	INVENTORY

	June 30,	December 31,
	2012	2011
	$	$
Product inventory – ore and concentrate	39,396	823,965
Inventory supplies	201,698	149,251
	241,094	973,216

6.	INVESTMENTS

Available for sale financial assets:	June 30,	December 31,
	2012	2011
	$	$
Cost	222,879	-
Fair market value	79,599	-
Accumulated net unrealized losses	143,280	-

Financial asset valued through profit and loss:	June 30,	December 31,
	2012	2011
	$	$
Cost	107,383	-
Fair market value	43,455	-
Loss on financial asset	63,928	-

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2012 and December 31, 2011

6.	INVESTMENTS (continued)

On February 16, 2012, the sale of the Corporation’s interest in the Iskut Joint Venture was finalized and the Corporation received 2,375,000 shares and 1,187,500 warrants of Skyline Gold Corporation. One warrant can be converted into a common share of Skyline at a price of $0.50 per share. On May 24, 2012, Skyline Gold Corporation changed its name to SnipGold Corporation and consolidated its common shares on the basis of 10 pre-consolidation shares for every 1 post- consolidation share resulting in the Corporation holding 237,500 common shares and 118,750 warrants of SnipGold Corp.

The shares were recorded at their original cost of $332,500. During the three and six months ended June 30, 2012, 78,300 commons shares were sold for net proceeds of $42,242 which resulted in a loss on sale of $67,379. The fair value of the common shares at June 30, 2012 was recorded at $79,599, based on their quoted market price. The change in fair value for the three and six months ended June 30, 2012 totaled $72,030 and $143,280, respectively and was recorded in shareholders’ equity as a component of comprehensive income.

The warrants were valued using the Black-Scholes valuation model (“Black-Scholes”) at with a cost of $107,383 and a fair market value of $43,455 at June 30, 2012. The change in fair value for three and six months ended June 30, 2012 totaled $36,476 and $63,928, respectively and was recorded in the statement of operations.

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral	Property, Plant
	Properties	and Equipment	TOTAL
	$	$	$
Cost
December 31, 2011	33,430,785	25,250,423	58,681,208
Addition	1,415,235	166,230	1,581,465
Reclassification	8,924,228	(8,924,228)	-
Capitalized commissioning sales	(3,640,704)	-	(3,640,704)
Capitalized production costs	8,692,334	-	8,692,334
Recapitalized depreciation	337,753	-	337,753
Currency adjustment	45,812	17,604	63,416
June 30, 2012	49,205,443	16,510,029	65,715,472

Accumulated amortization
December 31, 2011	-	(267,694)	(267,694)
Depreciation	-	(353,498)	(353,498)
Currency adjustment	-	(241)	(241)
June 30, 2012	-	(621,433)	(621,433)

Net book value
December 31, 2011	33,430,785	24,982,729	58,413,514
June 30, 2012	49,205,443	15,888,596	65,094,039

Mineral Property – Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2012 and December 31, 2011

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. The Corporation is required to pay to the Mining Contractor US$50,000 from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D -Zone.

As of June 30, 2012, the US$50,000(CDN$51,330) has been paid and $30,000 has been accrued relating to the royalty.

All required property payments were made with respect to the Copperstone project as of June 30, 2012, and all claims are in good standing until August 2012. Subsequent to June 30, 2012, the claim fees were renewed.

Exploration and Evaluation assets

The Corporation has interest in various exploration and evaluation assets which include Gold Bar property located in Eureka, Nevada and Oatman property located in Mohave, Arizona. The Corporation has written down the carrying value to zero in previous years as no exploration activity has occurred on these properties in recent years.

8.	DERIVATIVE INSTRUMENTS

Promissory Note – Resource Income Fund

On February 14, 2012, the Corporation entered into a promissory note agreement with Resource Income Fund (”RIF”) with Auramet Trading LLC (“Auramet”) acting as the agent. RIF advanced to the Corporation $5,995,200, net of cash financing fees of $334,732 ($5,665,000 United States dollars (“USD”), net of cash financing fees of $335,000 USD). The Facility is a forward contract structured to deliver 3,936 ounces of gold over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. As of June 30, 2012, 984 ounces have been repaid totaling $1,470,522.

An embedded derivative exists in this contract because the contract is entered into USD. Although the gold price is set in USD, the functional currency of the Corporation is CAD. Accordingly, the foreign exchange effect requires that the promissory note be classified as a current derivative liability as the Corporation will report a variable amount outstanding in CAD. The value of the liability changes with the gold price and the change in exchange rate. The change in value of the promissory note will be recognized each period as a derivative gain or loss.

This promissory note agreement contains a prepayment option. The prepayment option allows the Corporation to prepay in whole or in part a minimum of 50 ounces at any time without penalty. The prepayment option is considered a derivative asset that has been valued using the Black-Scholes. The change in value of the prepayment option will be recognized each period as a derivative gain or loss.

The promissory note agreement contains call options. 4,000 ounces of gold call options were granted to Auramet on behalf of RIF that expire in one year from the commencement of the agreement at a strike price of US$2,025 per ounce. The call options are treated as a current derivative liability. On initial recognition the value of the call options were expensed to financing costs totaling $344,080. The change in value each period of the derivative liability will be treated as a derivative gain or loss.

The promissory note agreement also required that the Corporation provide put options to Auramet at a cost of $120,000. The costs of these put options were considered financing costs as there is no requirement for the Corporation to provide the ounces for the put options.

The contract was designated as a financial liability at fair value through profit and loss. The fair value measurements are categorized as level 2 of the fair value hierarchy.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2012 and December 31, 2011

8.	DERIVATIVE INSTRUMENTS (continued)

On the date the contract was entered into, February 14, 2012, the gold spot price was $1,720 per ounce. On June 30, 2012 the gold spot price was $1,570 per ounce. This resulted in a gain on derivatives for the three and six months ended June 30, 2012 of $92,044 and $277,846, respectively (three and six months ended June 30, 2011 - $nil).

Promissory Note – Galloway & Goldreign

On June 14, 2012, the Corporation entered into a promissory note agreement with Galloway Financial Services Inc. and Goldreign Capital Inc. (“Galloway & Goldreign”). The Corporation was advanced $4,621,627, net of cash financing fees of $26,078 ($4,501,000 USD) for which the Corporation agreed to deliver 3,215 ounces of gold for delivery on June 1, 2015. The Corporation will pay an interest rate of 12% per annum, commencing on July 1, 2012.

An embedded derivative exists in this contract because the contract is entered into USD. Although the gold price is set in USD, the functional currency of the Corporation is CAD. Accordingly, the foreign exchange effect requires that the promissory note be classified as a non-current derivative liability as the Corporation will report a variable amount outstanding in CAD. The value of the liability changes with the gold price and the change in exchange rate. The change in value of the promissory note will be recognized each period as a derivative gain or loss.

The contract was designated as a financial liability at fair value through profit and loss. The fair value measurements are categorized as level 2 of the fair value hierarchy.

On the date the contract was entered into, June 14, 2012, the three year gold forward price was $1,665 per ounce. On June 30, 2012, the three year gold forward price was $1,648 per ounce. This resulted in a gain on derivatives for the three and six months ended June 30, 2012 of $62,552 (three and six months ended June 30, 2011 - $nil).

	June 30,	December 31,
	2012	2011
	$	$
Promissory note - Resource Income Fund	4,468,152	-
Call option derivative liability – current	122,760	-
Total net derivative liabilities – current	4,590,912	-

Promissory note - Galloway & Goldreign	4,559,075	-
Total net derivative liabilities – non-current	4,559,075	-

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2012 and December 31, 2011

9.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value.

Issued and outstanding

As at June 30, 2012, the Corporation had 200,531,855 common shares issued and outstanding (December 31, 2011 – 198,549,355).

No Class A Preferred Shares have been issued.

During the three and six months ended June 30, 2012, the Corporation issued 337,500 and 1,982,500 shares for gross proceeds of $77,625 and $712,875, respectively from the exercise of share purchase warrants.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange

(“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date - including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. Stock options granted under this plan are subject to vesting terms based on the board of director’s discretion. Currently, all stock options issued and outstanding are vested completely at the date of issue.

As at June 30, 2012, the Corporation has stock options outstanding to acquire an aggregate of 18,005,000 common shares and are held by directors, officers, employees and consultants with a weighted average remaining contractual life of 3.03 years expiring between November 6, 2012 to September 2, 2016.

	Number of	Weighted average
	Options	exercise price
		$
Balance, January 1, 2011	10,560,000	0.10
Granted	12,275,000	0.44
Exercised	(4,830,000)	0.12
Balance, December 31, 2011 and June 30, 2012	18,005,000	0.33

The following table summarizes stock options outstanding and exercisable at June 30, 2012:

	Outstanding and Exercisable
		Weighted average
	Amount	remaining life
Exercise price	outstanding	(years)
$0.06 - $0.09	4,980,000	1.60
$0.19 - $0.22	1,250,000	0.54
$0.37 - $0.39	6,945,000	3.69
$0.53	4,830,000	4.18
	18,005,000	3.03

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2012 and December 31, 2011

9.	SHARE CAPITAL (continued)

During the three and six months ended June 30, 2012, under the fair value based method, $nil (three and six month ended June 30, 2011 – $17,787 and $1,528,679 respectively) in compensation expense was recorded for options granted to employees.

Warrants

At June 30, 2012, the Corporation had 30,484,058 outstanding common share purchase warrants.

	Number of	Weighted average
	Warrants	exercise price
		$
Balance, January 1, 2011	4,004,441	0.23
Granted	28,653,700	0.45
Exercised	(295,083)	0.36
Balance, December 31, 2011	32,363,058	0.42
Exercised	(1,879,000)	0.35
Balance, June 30, 2012	30,484,058	0.43

The following table summarizes the warrants outstanding and exercisable at June 30, 2012:

	Outstanding and Exercisable
		Weighted average
	Amount	remaining life
Exercise price	outstanding	(years)
$0.23	3,550,108	0.13
$0.38	1,463,700	0.06
$0.45	24,676,750	0.06
$0.61	793,500	0.75
	30,484,058	0.08

10.	RELATED PARTY TRANSACTIONS

The Corporation recovered under cost-sharing arrangements the following expenditures from companies which have certain directors in common:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$
Management and consulting fees	52,875	30,425	105,750	69,875
General and administration expenses	9,764	18,325	10,650	34,375
	62,639	48,750	116,400	104,250

As of June 30, 2012, a receivable balance of $35,456 (December 31, 2011 - $17,763) remained outstanding from its related parties.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at June 30, 2012 and December 31, 2011

11.	FINANCIAL INSTRUMENTS

Capital Risk Management

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s exploration and development of its mineral properties and support any expansion and operational plans.

The capital of the Corporation consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Corporation manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Corporation’s underlying assets.

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short- term business requirements. The Corporation is not subject to externally imposed capital requirements.

12.	COMMITMENTS AND CONTINGENCIES

The Corporation is committed under lease agreements for the office premises in Reno in the amount of US$53,000 per year.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 7.

The Corporation’s royalty obligation relating to the Copperstone mineral property is disclosed in note 7.

13.	SUBSEQUENT EVENTS

Subsequent to June 30, 2012, 2,535,956 stock options were exercised for proceeds of $408,207 and 350,000 stock options were cancelled. Furthermore, 1,750,191 warrants were exercised for proceeds of $402,544 and 26,140,450 were expired.